6620 West Broad Street Richmond, VA 23230 www.genworth.com

August 4, 2016

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Genworth Financial, Inc.

Form 10-K for the fiscal year ended December 31, 2015

Filed February 26, 2016

Definitive Proxy Statement

Filed April 1, 2016

File No. 001-32195

Dear Mr. Rosenberg:

Reference is made to your letter dated July 22, 2016 to Thomas J. McInerney, Chief Executive Officer, Genworth Financial, Inc. (“Genworth” or “we”), setting forth the Staff’s comments on the above-referenced filings (the “Comment Letter”). We are submitting this letter to confirm our conversation with your colleague, Lisa Vanjoske, on August 1, 2016 regarding the timing of Genworth’s response to the Comment Letter. We anticipate providing a complete response to the Comment Letter on or before August 15, 2016.

Should you have any questions regarding this matter, please contact me at (804) 281-6321.

Sincerely,

/s/ Kelly L. Groh
Kelly L. Groh Executive Vice President and Chief Financial Officer (Principal Financial Officer)

cc:

Lisa Vanjoske, Assistant Chief Accountant, U.S. Securities and Exchange Commission

Dorman Yale, Staff Attorney, U.S. Securities and Exchange Commission

Suzanne Hayes, Assistant Director, U.S. Securities and Exchange Commission

Thomas J. McInerney, President and Chief Executive Officer, Genworth Financial, Inc.

Matthew D. Farney, Vice President and Controller, Genworth Financial, Inc.